
07005589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValuBond Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Piedmont Center Suite 400
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth 201-557-6931 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of ValuBond Securities, Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ValuBond Securities, Inc. for the year ended December 31, 2006 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William Kane
President

Daniel J. Roth
Controller

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

ValuBond Securities, Inc.

Statement of Financial Condition
December 31, 2006

ValuBond Securities, Inc.
Index
December 31, 2006

Page(s)


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
ValuBond Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ValuBond Securities, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

ValuBond Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	1,345,465
Commissions and fees receivable		233,854
Deposit with clearing organization		51,972
Other assets		5,015
Total assets	$	1,636,306
Liabilities and Stockholder's Equity		
Liabilities		
Payable to brokers and dealers	$	38,303
Payable to parent		37,427
Deferred revenue		139,527
Total liabilities		215,257
Stockholder's equity		
Common Stock, $0.01 par value;		
Shares authorized: 10,000,000;		
Shares issued: 2,100,000;		
Shares outstanding: 2,100,000		21,000
Additional paid-in capital		2,039,756
Accumulated deficit		(639,707)
Total stockholder's equity		1,421,049
Total liabilities and stockholder's equity	$	1,636,306

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

ValuBond Securities, Inc. (the "Company") provides electronic access and trade execution products through a neutral secondary marketplace for the distribution of new issues of fixed income securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board and is a wholly owned subsidiary of ValuBond, Inc. (the "Parent").

On October 2, 2006, the Company and its Parent were acquired (the "Acquisition") by Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Commissions and Fees Receivable

Commissions and fees receivable represent amounts receivable for fees earned on a contractual basis for subscription access to the ValuBond web site. Additionally, Commissions and fees receivable represents amounts owed for services provided on a per-transaction basis for trades made through the ValuBond web site as well as for fees charged on a contractual basis for the distribution of new issues of fixed income securities. The Company records such receivables on a trade date basis.

Income Taxes

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total commissions and fees and subscription revenue. During 2006, there were no customers who were considered significant customers.

5. Related Party Transactions

The majority of the Company's non-transaction related expenses are allocated to the Company by the Parent based on direct usage and agreed upon percentages of costs, as outlined in the service agreement between the two entities. Although the Company has no employees, services rendered by employees' of the Parent are allocated to the Company.

The Company also pays royalty fees to the Parent for use of the Parent's technology for the Company's operations. The monthly charge is determined based upon a separate royalty fee agreement between the two entities.

The liability for these fees described within this footnote is included within Payable to parent on the Statement of Financial Condition, and is paid to the Parent on a monthly basis.

6. Income Taxes

The results of the Company's operations (post-Acquisition) are included in KCG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears certain agency trades through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2006, the Company had net capital of $1.3 million, which was $1.2 million excess of its required net capital of $100,000.


END